SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

22 March 2013

BP to buy back $8 billion of shares, returning
its 2003 investment in TNK-BP to shareholders

BP announced today that it intends to carry out a share repurchase, or buy-back, programme with a total value of up to $8 billion.

Today's decision to buy back shares follows the completion yesterday of the sale of BP's 50% interest in TNK-BP to Rosneft. The programme is expected to return to BP shareholders an amount equivalent to the value of the company's original investment in TNK-BP.

In 2003 BP invested around $8 billion in cash, shares and assets in the formation of TNK-BP. Over the following decade BP received a total of $19 billion in dividends from the joint venture. BP sold its interest in TNK-BP to Rosneft, followed by a reinvestment in Rosneft shares, for an overall consideration of $12.48 billion in cash (including $0.71 billion in TNK-BP dividends received by BP in December 2012) together with shares representing 18.5% of Rosneft. As a result, BP now holds a 19.75% interest in Rosneft.

BP Group Chief Executive Bob Dudley said: "BP is moving on to the next phase of its business in Russia, becoming the largest private shareholder in Rosneft, Russia's leading oil company. In the process we have also released cash, equivalent to at least six years of BP's anticipated future dividends from TNK-BP. We look forward now to working closely with Rosneft and together developing opportunities to create value for both companies."

Dudley said that the size of the proposed buy-back programme, which is expected to exceed that required to offset the earnings per share dilution expected as a result of the sale of TNK-BP, also reflected the reduction in BP's asset base following its major $38 billion divestment programme over the past three years.

BP intends to retain the additional cash consideration of $4.48 billion received from the sale of its interest in TNK-BP to reduce BP Group debt as part of its continuing commitment to maintaining a strong balance sheet.

BP Chairman Carl-Henric Svanberg said: "We expect our stake in Rosneft will generate long-term value for BP and its shareholders. But this buy-back programme should also allow our shareholders to see benefits in the near-term from the value we have realised by reshaping our Russian business."

Notes to editors:

•     When its intention to sell its interest in TNK-BP to Rosneft was announced in October 2012, BP said that it intended to use the cash proceeds from the sale to, at minimum, offset any dilution to earnings per share as a result of the transaction.

•    This buy-back programme will be effected in accordance with BP's general authority to repurchase shares granted by its shareholders at BP's 2012 Annual General Meeting and Chapter 12 of the UK Listing Rules. The shares purchased will be cancelled. The aim of the programme is to reduce the issued share capital of BP p.l.c. The buy-back programme may be suspended at any time.

•    The pace at which the buy-back programme is executed is determined by market capacity, as well as applicable regulations. At current volumes, BP estimates the buy-back programme could take 12 to 18 months to complete.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 22 March, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary